EXHIBIT 12.1
Smith International, Inc.
Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Six Months
	Ended June 30,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
FIXED CHARGES:

Gross interest on debt	$32,545	$36,139	$69,990	$62,967	$44,446	$38,762	$40,964
Amortization of premiums, discounts and capitalized expenses related to indebtedness	155	270	471	523	528	478	680
Interest element of rentals	7,283	6,474	12,789	10,553	8,395	7,984	6,315
Total Fixed Charges	$39,983	$42,883	$83,250	$74,043	$53,369	$47,224	$47,959

EARNINGS AVAILABLE TO COVER FIXED CHARGES:

Net income	$358,264	$313,211	$647,051	$502,006	$302,305	$182,451	$123,480
Add back:
Minority interests of majority owned subsidiaries	140,567	121,896	248,353	191,416	122,759	89,130	71,788
Provision for income taxes	238,846	193,990	408,471	326,674	202,743	129,721	93,334
Fixed Charges	39,983	42,883	83,250	74,043	53,369	47,224	47,959

TOTAL EARNINGS AVAILABLE TO COVER FIXED CHARGES:	$777,660	$671,980	$1,387,125	$1,094,139	$681,176	$448,526	$336,561

RATIO OF EARNINGS TO FIXED CHARGES	19.45	15.67	16.66	14.78	12.76	9.50	7.02

RATIO OF EARNINGS TO FIXED CHARGES, as adjusted *	17.31	13.85	14.74	13.15	10.84	7.80	5.49

*	We derive a substantial portion of our earnings from M-I SWACO and other majority-owned joint venture operations, which are properly consolidated for financial reporting purposes. We have supplemented the required disclosure and adjusted the Ratio of Earnings to Fixed Charges calculation to eliminate our minority partners’ ownership interest in “earnings” and “fixed charges” in order to reflect coverage levels on a Company-only basis. The Ratio of Earnings to Fixed Charges, as adjusted, should be viewed in addition to, and not as an alternative for, our consolidated ratio as presented above.

Note:	Equity earnings, net of distributions are immaterial for purposes of computing the Ratio of Earnings to Fixed Charges.